Exhibit 99.1

NYSE, TSX: NTR	News Release

July 23, 2018

Nutrien Announces the Sale of its Equity Position in Arab Potash Company

Calgary, Alberta – Nutrien Ltd. (“Nutrien”) announced today that it has entered into a definitive agreement with SDIC Mining Investment Co. Ltd. (“SDIC Mining”) to sell 23,294,614 common shares of Arab Potash Company (“APC”) for gross proceeds of $502 million. The announced transaction represents the entirety of Nutrien’s holdings in APC.

Completion of the APC sale was required by the Competition Commission of India and Ministry of Commerce in China in providing their clearance for the merger of Agrium and PotashCorp to form Nutrien. The agreement is subject to customary closing conditions, including regulatory approvals and is expected to be completed by the fourth quarter of this year.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing of the settlement date. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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